KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended December 31, 2023

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at December 31, 2023. This MD&A has been prepared with an effective date of February 14, 2024.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three months ended December 31, 2023 ("Q1 Fiscal 2024 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2023 ("Fiscal 2023 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR at www.sedar.com.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q1 Fiscal 2024 FS have been prepared on the "going concern" basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Refer to Note 2(a) of the Q1 Fiscal 2024 FS for further information.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our ability to deliver under contracts with customers;
  anticipated revenue from professional service contracts with customers;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our Annual Report on Form 20-F dated January 17, 2024:

  limited operating history;
  failure to realize growth strategy;
  failure to complete transactions or realize anticipated benefits;
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flow;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  reliance on management;
  fraudulent or illegal activity by our employees, contractors and consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status; and
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives.  At Fiscal Year-End 2023, we began to group our offerings for commercialization purposes into Military and Public Safety missions, as shown on our web site at www.kwesst.com

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK.
  Digitized firing platforms ("Digital Fires" or "Joint Fires")
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

  Battlefield Laser Detection Systems ("BLDS").

  Digitized Electro Magnetic Spectrum Operations ("EMSO")

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning:  leverages the Company's military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service (SaaS).
  Non-Lethal Munitions Systems
  PARA OPS, a next-generation non-lethal system just being introduced to market now.
  ARWEN 37mm system, plus a new 40mm munition

Strategy

Our strategy is to pursue and win large defense contracts with prime defense contractors for programmatic revenue visibility several years out, while at the same time exploiting book-and-ship business in the public safety market where it is possible to drive sales and where the sales cycle is typically shorter.

Major Highlights - Quarter ended December 31, 2023 ("Q1 Fiscal 2024")

The following is a summary of the major highlights that occurred during the quarter ended Q1 Fiscal 2024:

  On October 18, we announced our "Lightning" scalable situational awareness solution for Public Safety market agencies during a critical incident.  KWESST Lightning will improve interoperability between agencies with lightning-fast time to engagement, offered as fully cloud-based Software as a Service ("SaaS") product.  Built using the "TAK" - the U.S. government Team Awareness Kit software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

  On October 31, we announced that we intended to issue 46,706 common shares at a deemed price per share of CAD$2.09 in settlement of a debt in an amount of approximately CAD$97,615.

  On October 24, we announced that we received Notice of Allowance for the Luxton Low Energy Cartridge (LEC) patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

  On November 13, we announced plans to expand our ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers, which constitute the bulk of launchers worldwide.  In order to scale supply and deliver orders in a more responsive fashion we announced a planned reorganization of the business to satisfy the backlog of ARWEN orders and drive sales growth.

We also reported on the scale-up of PARA OPS production on the heels of successful demonstrations to law enforcement agencies over the summer and fall of 2023.

  On November 27, we announced our Board of Directors (the "Board") had appointed Sean Homuth as President and CEO and Kris Denis as interim CFO and Chief Compliance Officer.
  On December 6, we announced the appointment of General (Retired) Rick Hillier to the board of directors.
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023
  On December 13, we announced that our non-lethal PARA OPS and ARWEN products will be available for law enforcement agencies to purchase on-line (with link from KWESST website) on Monday, December 18, 2023.  PARA OPS has been in initial production through the fall of 2023, and the Company plans to ramp up for volume production in early calendar 2024 in conjunction with the promotion of PARA OPS at the 2024 SHOT Show held in Las Vegas, January 23-26. KWESST also introduced its new ARWEN 40mm cartridge at the SHOT Show in response to substantial interest from many law enforcement agencies.

The following is a summary of major highlights that occurred since Q1 Fiscal 2024:

  On February 2, 2024, we announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International ("GDMS") has been engaged as a Strategic Defence Advisor.

  On February 5, 2024, we announced highlights from the Company's attendance at SHOT Show 2024.  This included many law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products.  The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the Para OPS products.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q1 Fiscal 2024 FS.

	Three months ended December 31,		Change
	2023	2022	%

Revenue	$129,068	$317,333	-59%
Cost of sales	(182,873)	(139,584)	31%
Gross profit	(53,805)	177,749	-130%
Gross margin %	-41.7%	56.0%

Operating Expenses
General and administrative ("G&A")	1,333,000	978,487	36%
Selling and marketing ("S&M")	496,595	454,187	9%
Research and development ("R&D")	624,840	262,829	138%
Total operating expenses	2,454,435	1,695,503	45%

Operating loss	(2,508,240)	(1,517,754)	65%

Other expenses
Share issuance costs	-	(1,367,093)	N/A
Net finance costs	(13,197)	(543,577)	-98%
Foreign exchange gain (loss)	91,710	(130,356)	-170%
Change in fair value of warrant liabilities	2,030,754	1,350,423	N/A
Total other expenses, net	2,109,267	(690,603)	-405%
Net loss	$(398,973)	$(2,208,357)	-82%
EBITDA loss (1)	$(64,355)	$(1,578,469)	-96%
Adjusted EBITDA loss(1)	$(2,123,330)	$(1,306,377)	63%
Loss per share - basic and diluted	$(0.07)	$(1.37)	-95%
Weighted average common shares - basic	5,616,782	1,609,121	249%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

	Three months ended December 31,
	2023	2022

Net loss as reported under IFRS	$(398,973)	$(2,208,357)

Net finance costs	13,197	543,577
Depreciation and amortization	321,421	86,311
EBITDA loss	(64,355)	(1,578,469)
Other adjustments:
Share issuance costs	-	1,367,093
Stock-based compensation	63,489	125,066
Change in fair value of warrant liabilities	(2,030,754)	(1,350,423)
Foreign exchange loss (gain)	(91,710)	130,356
Adjusted EBITDA loss	$(2,123,330)	$(1,306,377)

Current Quarter Variance Analysis (Q1 Fiscal 2024 vs. Q1 Fiscal 2023)

For Q1 Fiscal 2024, KWESST's net loss was $0.4 million. Q1 Fiscal 2024 adjusted EBITDA loss was $2.1 million, an increase of $0.8 million over the comparable prior period mainly due to decreased revenue and increased operating expenses driven by increased personnel costs, professional fees, insurance costs, and regulatory and compliance costs. The adjustments to EBITDA loss for Q1 Fiscal 2024 included the change in fair value of derivative liabilities. Due to the lower volume of stock-based grants in the last 12 months immediately prior to December 31, 2023, compared to same prior period, this has resulted in a reduction in stock-based compensation expense in the current quarter compared to Q1 Fiscal 2023.

Revenue

Total revenue decreased by $0.2 million in the first quarter compared to Q1 Fiscal 2023, mainly due to reduction in the sale of ARWEN products in Q1 2024 compared to Q1 2023 that had an additional $0.1 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from sale of ARWEN products).

We expect revenue to increase as we continue hiring and deploying resources under the recently announced Canadian Government contract which saw revenue commence in Q1 2024. As the transition from the incumbent continues, we expect to receive, and hire and staff against additional work tasks. We also expect revenue to increase as we work through current order backlog from ARWEN as well as expected demand/future order for the new ARWEN 40mm ammunition and PARA OPS products.

Gross Profit

In Q1 Fiscal 2024, the gross profit was a negative $0.1 million, compared to a profit of $0.2 million in the same period in 2023. In Q1 2024, on a fixed-price digitization contract we spent more hours than anticipated and as compared to Q1 2023, resulting in a loss for the three-month period ended December 31, 2023. Also contributing are the indirect costs associated with the ramp up of the Canadian Government contracts. There were no such losses in Q1 2023. We expect gross profit / margin to be positive and increase during Fiscal 2024 as we ramp up anticipated revenue in the year on the Canadian Government as well as the other product lines described above.

Operating Expenses ("OPEX")

Total OPEX was $2.5 million for Q1 Fiscal 2024 compared to $1.7 million in Q1 Fiscal 2023 for a total increase of $0.8 million over the comparable prior year due to the following factors:

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023
  G&A increased by $0.4 million, primarily due to the amortization of the LEC intangible in Q1 2024 ($0.3 million) as well as an increase in senior management and directors compensation to be in line with market and additional personnel as compared to Q1 2023.

  S&M increased by less than $0.1 million, primarily due to an increase in consulting fees in Q1 2024 as compared to Q1 2023.

  R&D increased by $0.4 million, primarily due to the fact that the LEC has reached commercial feasibility and any associated costs are no longer being capitalized, while it was still in the development stage in Q1 2023.

Other income (expenses), net

For Q1 2024, our total other income was $2.1 million, compared to total other expenses of $0.7 million for Q1 2023.  The change in other income (expenses), net was driven mainly by the $0.7 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2023, driven by a decrease in the underlying common share price on December 31, 2023. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired.  This was also explained by:

  $0.5 million decrease in net finance costs is primarily due to the Q1 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

  Q1 2023 had $1.4 million in Share Offering Costs relating to the U.S. IPO and Canadian Offering. There were no offerings in Q1 2024; and

  $0.2 million increase in foreign exchange gain due to depreciation in the U.S. currency during the period.

SUMMARY OF QUARTERLY RESULTS

The following tables summarize selected results for the eight most recent completed quarters to December 31, 2023 (unaudited):

	2024	2023				2022
($ in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	129	606	150	161	317	255	282	166
Net loss	(399)	(2,419)	(3,452)	(1,227)	(2,208)	(2,345)	(2,600)	(2,290)

Note: due to preparing the table in thousands, there may be rounding differences.

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated January 17, 2024, except that we expect further volatility with our quarterly revenue during Fiscal 2024 due to ramp up of new military contracts as we launch PARA OPS. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	December 31,	September 30,
	2023	2023

Assets
Current	$4,464,428	$6,842,074
Non-current	4,642,107	4,916,758
Total assets	$9,106,535	$11,758,832

Liabilities
Current	$4,023,152	$6,383,635
Non-current	1,451,953	1,439,577
Total liabilities	5,475,105	7,823,212
Net assets	$3,631,430	$3,935,620

Working capital (1)	$441,276	$458,439

(1) Working capital is calculated as current assets less current liabilities.

Our working capital was $0.4 million at December 31, 2023, a decrease of less than $0.1 million from September 30, 2023. There were no significant transactions in the period affecting working capital. The decrease in cash of $2.9 million was offset by the increase in prepaids of $0.5 million, a decrease in trade payables and accrued liabilities of $0.2 million and a decrease in the warrant liabilities of $2.1 million.

Total assets decreased by $2.7 million from September 30, 2023, mainly due to a decrease in cash of $2.9 million, a decrease in the unamortized value of non-current assets of $0.3 million offset by an increase in prepaids of $0.5 million due mostly to the timing of insurance payments.

Total liabilities decreased by $2.3 million from September 30, 2023, mainly due a decrease in the warrant liabilities of $2.1 million along with a decrease in trade payables and accrued liabilities of $0.2 million due to the timing of payments to suppliers.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

On July 21, 2023, we closed the Private Placement pursuant to which we received aggregate gross proceeds of USD$5.59 million (or CAD$7.4 million), before underwriting and offering costs (refer to the annual MD&A dated January 17, 2024 for further details including our expected use of proceeds).  On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million (or CAD$19.4 million), before underwriting and offering costs (refer to the annual MD&A dated January 17, 2024 for further details including our expected use of proceeds).

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

At December 31, 2023, our cash position was $2.5 million, a decrease of $2.9 million since September 30, 2023 primarily due to cash used in operations of $2.8 million.

As an early-stage company, we have not yet reached commercial production for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Three months ended December 31,
	2023	2022
Cash inflows (outflows) by activity:
Operating activities	$(2,851,179)	$(6,578,760)
Investing activities	(46,113)	(550,611)
Financing activities	(35,585)	13,734,316
Net cash inflows (outflows)	$(2,932,877)	$6,604,945
Cash, beginning of period	5,407,009	170,545
Cash, end of period	$2,474,132	$6,775,490

Cash used by operating activities

Cash flow used in operating activities decreased by $3.7 million to $2.9 million for the three months ended December 31, 2023 primarily due to the Q1 2023 payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses until we closed the U.S. IPO and Canadian Offering, coupled with significant prepaid expenses during the three months ended December 31, 2023 including the renewal of D&O and commercial insurance coverage, royalties relating to future Phantom sales, capital market advisory services, and retention bonus for our head of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us). Compared to the regular operating activities in Q1 2024, with no significant transactions.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

Cash used by investing activities

Cash flow used in investing activities was less than $0.1 million for the three months ended December 31, 2023, a decrease of $0.5 million from the comparable period, mainly due to the Q1 2023 additional investment in the product development of our PARA OPS, coupled with additional low-rate initial production equipment for PARA OPS. Compared to minor additions to equipment in Q1 2024.

Cash (used) provided by financing activities

Cash flow used by financing activities was less than $0.1 million in Q1 Fiscal 2024 compared to cash flow provided by financing activities of $13.7 million in Q1 Fiscal 2023 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering, partially offset by repayment of all outstanding borrowings during the Q1 Fiscal 2023 quarter.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new common shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue.  The following is a breakdown of our capital:

	December 31, 2023	September 30, 2023
Debt:
Lease obligations	$403,975	$429,523

Equity:
Share capital	33,379,110	33,379,110
Warrants	1,042,657	1,042,657
Contributed surplus	4,832,604	4,769,115
Accumulated other comprehensive loss	(8,369)	(39,663)
Accumulated deficit	(35,614,572)	(35,215,599)
Total capital	$4,035,405	$4,365,143

During Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering.

Contractual Obligations and Commitments

At December 31, 2023, our contractual obligations and commitments were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,350,000	$150,000	$400,000	$500,000	$1,300,000
Accounts payable and accrued liabilities	1,420,879	1,420,879	-	-	-
Lease obligations	517,089	196,919	320,170	-	-
Total contractual obligations	$4,287,968	$1,767,798	$720,170	$500,000	$1,300,000

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

Shares Outstanding

At December 31, 2023, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at December 31, 2023:

	December 31, 2023(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	5,616,782
Founders' warrants	106,000	$14.00	$1,484,000
Warrants	21,429	$0.61	$13,072
Pre-funded warrants	1,129,548	$0.01	$11,295
Warrant liabilities	4,824,727	$5.62	$27,114,966
Over-allotment warrants	375,000	$6.61	$2,478,750
U.S. Underwriter warrants	258,587	$5.13	$1,326,551
Stock options	389,907	$2.72	$1,060,480
Restricted stock units (RSUs)	1,071	$-	$-
Agents' compensation options:
Common shares	50,848	$5.46	$277,749
Warrants	50,848	$6.61	$336,258
Total common shares and dilutive securities	12,824,747		$34,103,121

(1) Represents the number of shares to be issued upon exercise.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering"). In the U.S. IPO, we sold 2.5 million units at a public offering price of US$4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of US$5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$4.13 per unit. The warrants will have a per Common Share exercise price of US$5.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million).  After underwriting discounts and offering expenses, the net proceeds were US$11.2 million (CAD $15.2 million).  See Note 11(a) of Q1 Fiscal 2024 FS for further details.

For the estimated use of proceeds from the U.S. IPO and Canadian Offering, refer to our annual MD&A for Fiscal 2023 dated January 17, 2024.

Shares for Debt Settlement

On December 13, 2022, we issued 56,141 Units to settle $12,000 of the March 2022 loans and USD$223,321 of the August 2022 loans, including unpaid accrued interest and 10% premium at maturity.  See Note 11(a) of the Q1 Fiscal 2024 financial statements for further details.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

Private Placement

On July 21, 2023, we closed a brokered private placement, resulting in the issuance of 1,542,194 common shares of KWESST, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").

As a part of the July 2023 Offering, the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately. See Note 11(a) of Q1 Fiscal 2024 FS for further details.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 8 of the Q1 Fiscal 2024 financial statements for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 15 of the Q1 Fiscal 2024 financial statements for further disclosure our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2023 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At December 31, 2023, KWESST's authorized capital consists of an unlimited number of common shares with no stated par value. There were 5,616,782 outstanding and issued common shares as at December 31, 2023.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of our management, including out Chief Executive Officer and Chief Financial Officer, the design of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter.  These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

Based upon the evaluation, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that our disclosure controls and procedures were not effective as of December 31, 2023 at the reasonable assurance level due to the material weaknesses described below under "Management's Assessment on Internal controls over Financial Reporting". As a result of the material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the condensed consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 in conformance with GAAP.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, and designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal Controls over Financial Reporting ("ICFR")

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As at December 31, 2023, management assessed the design of our ICFR and concluded that our ICFR includes material weaknesses, described below.  These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis. To compensate for this material weakness, management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2023 and evaluated the design at December 31, 2023 against the COSO Framework. Based on these evaluations, Management concluded that material weaknesses existed as of December 31, 2023, as described below, and due to these material weaknesses, ICFR is not effective as of December 31, 2023.

Ineffective control environment: The Company did not have an effective control environment due to the lack of a sufficient complement of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR. This material weakness contributed to the other material weaknesses below.

Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain spreadsheets. Spreadsheets are inherently prone to error due to the manual nature, which increases the risk of human error. The Company's controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in revenue, inventory, impairment and financial closing processes.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2023

IT General Controls: The Company had an aggregation of deficiencies within its IT general controls across multiple systems, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that its process-level automated and manual controls in the areas of journal entries and financial reporting that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.

Management Review Controls: The Company did not consistently have documented evidence of management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to revenue, inventory, purchasing, and financial closing.

Changes to Internal Controls over Financial Reporting

In fiscal 2023 and Q1 2024, the Company underwent a series of changes that materially affected areas reasonably likely to continue to materially affect the Company's internal controls over financial reporting ("ICFR"). Management has continued efforts to develop and enhance the performance of ICFR. The addition of additional qualified finance and HR staff as well as the appointment of its CFO and CEO who are both experienced and qualified CPAs, will have a positive effect on the Company's ability to remediate its internal control deficiencies.

Remediation Plan

Late in the second half of fiscal year 2023, and subsequent to the fiscal year-end 2023, the Company strengthened its ability to remediate the above noted material weaknesses with the addition of:

- Additional qualified finance and HR staff;

- Addition of qualified CPAs in both the CFO and CEO roles;

- Engagement of an external IT consultant and reorganizing accountability for IT general controls within the Company's management team with a qualified internal leader.

These measures have made improvements to the deficiencies that aggregate to form the material weaknesses identified above. Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses with a focus on enhancing business processes and controls as the company continues to mature. Management will additionally:

- Review its IT strategy and investigating ways to improve key software applications and investigating ways to improve key software applications.

- Review key business processes and controls to determine where further system reliance can potentially mitigate the use of complex spreadsheets, improve segregation of duties, and reduce reliance on manual management review controls.

- Improve control tools and templates to aide with the sufficient and consistent documentation of review controls and procedures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

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